FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes              No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes              No    X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Translation of third quarter 2012 earnings presentation.

3rd Quarter 2012 Earnings Webcast

3rd Quarter 2012 Earnings Webcast
November 7, 2012

Disclaimer

Disclaimer
Safe harbor statement under the US Private Securities Litigation Reform Act of 1995.
This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.
These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives of YPF and its management, including statements with respect to YPF's future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF's plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond YPF's control or may be difficult to predict.
YPF's actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates with the Securities and Exchange Commission, in particular, those described in "Item 3. Key Information-Risk Factors" and "Item 5. Operating and Financial Review and Prospects" in YPF's Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the US Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.
YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or otherwise.

 3rd Quarter 2012 Highlights

3rd Quarter 2012 Highlights
Revenues reached ARS 17,4bn
EBITDA was ARS 4,4bn
Total capex topped ARS 4,1bn
Crude oil production 229.3 Kbbl/d (+0.6% vs. Q3 2011)
Natural gas production 34.3 Mm3/d (-1.7% vs. Q3 2011)
High utilization rates in our refineries (96%)
Marketshare: gasoline 57% and diesel 60%
Continuous progress in the unconventional formations drilling
Successful issuance of ARS 1.5bn notes in the argentine financial market

Operating Income

Operating Income
Operating income dropped 31.2%, mainly driven by cost increases and negative results from affiliates that offset higher revenues.
In million of ARS
2,606 2,211 211 -2,286 -505 -314 -104 -25 1,794
3Q 2011 Revenues Purchases Costs of sales DD&A Affiliates1 SG&A Others 3Q 2012
1. Includes the impact of 104 MARS of the affiliates exploration expenses

Operating Income by Business

Operating Income by Business
In million of ARS
2,606 7 -706 -101 -12 1,794
3Q 2011 Chemicals Refining and marketing Others Upstream 3Q 2012

Operating Income - Upstream

Operating Income - Upstream
Upstream operating income was ARS 1,043 million, only 1.1% lower, despite the negative impact of ARS 272 million in the result of the affiliate companies and ARS 411 million in depreciations.
In million of ARS
1,055 2,389 -1,195 -411 -272 -255 -238 -31 1,043
3Q 2011 Revenues Production costs DD&A Affiliates Royalties Purchases Others 3Q 2012

Operational Highlights - Upstream

Operational Highlights - Upstream
Both natural gas and crude oil production were slightly over the expected volumes in the strategic plan presented in August 2012.
Crude oil production (kbbl/d) Natural gas (Mm3/d)
+0.6% -1.7%
228,0 236,7 227,9 227,2 +0.9% 229,3 Strategic plan 34,9 33,1 32,6 34,0 +0.9% 34,3 Strategic plan
Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012

Operating Income - Refining and Marketing

Operating Income - Refining and Marketing
Higher crude oil prices impact on R&M operating income.
In million of ARS
1,330 1,871 4 -2,180 -291 -69 -40 624
3Q 2011 Revenues Others Purchases Production costs SG&A DD&A 3Q 2012

Operational Highlights - Refining and Marketing

Operational Highlights - Refining and Marketing
Refinery throughput increases were in line with domestic demand needs, pushing the refineries utilization rates higher to 96%
Refinery throughput (kbbl/d) Domestic refined products sales (km3)
+0.3% +0.3%
305 266 265 289 +5.9% 306 4.180 3.871 3.621 3.869 +9% 4.215
Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q3 2011Q4 2011 Q1 2012 Q2 2012 Q3 2012
Others LPG Fuel Oil Jet fuel and kerosene Gasoline Diesel

Operating Income - Chemicals

Operating Income - Chemicals
An increase in the result of Profertil, which reached ARS 158 million, offset the negative impact of the decrease in domestic sales volumes against Q3 2011.
In million of ARS
353 80 33 25 -97 -22 -12 361
3Q 2011 Revenues Profertil SG&A Purchases DD&A Production 3Q 2012

Cashflow

Cashflow
A healthy Cashflow from Operations financed approximately 85% of capex.
In million of ARS
Proceeds Uses
460 3,484 1,105 -4,071 978
Cash and equivalents at the beginning of Q3 Cashflow from operations Net financing1 Capex2 Cash and equivalents at the end of Q3
1. Includes effect of changes in exchange rates
2. Effective spe1. Includes effect of changes in exchange rates

Access to Financing

Access to Financing
Total new issuances YTD in 2012 add up to ARS 4.25bn.
Class VI (Q3 2012) Class VII (Q3 2012) Class VIII (Q3 2012) Class IX (Q4 2012) Class X (Q4 2012) Class XI (2) (Q4 2012)
Amount ARS 100M ARS 200M ARS1,200M USD 129.8M USD 293.4M ARS 750M
Maturity 270 days 18 months 36 months 24 months 48 months 51 months
Amortization Bullet Bullet 24 -30 -36 months Bullet 42 -48 months 45 -51 months
Interest rate 16.74% BADLAR +300bps BADLAR +400bps 5.00% 6.25% BADLAR +TBD
Rating (FITCH) AA (arg) AA (arg) AA (arg) AA (arg) AA (arg) AA (arg)
Currency Argentine pesos Argentine pesos Argentine pesos Dollar (1) Dollar (1) Argentine pesos
1.Dollar link bonds are integrated and paid in pesos at the official exchange rate
2.Class XI issuance will end on November 9, a full subscription is assumed in the table above

Capital Expenditures (1)

Capital Expenditures (1)
In million of ARS
3,612 +14.3% 4,129
3Q 2011 3Q 2012
Upstream Refining and Marketing Chemicals Others Upstream Increased drilling in Vaca Muerta formation, as of to date more than 65 wells drilled. Coupled with increased activity in conventional drilling. Refining and Marketing Start up of desulphurizers in La Plata and Luján de Cuyo, and progress of Coke unit replacement project. Chemicals Progress in the CCR in CILP, start up in 2013.
1.Economic capex figures as expressed in Exhibit A of Q3 2012 YPF financial statements.

Summary

Summary
First full quarter under new management; after more than ten years first earnings webcast and conference call
New strategic plan presented; quarterly financial and volumetric results in line
On track to reverse the declining production of last years
Drop in profitability partly related to (i) affiliates, (ii) unfavorable q-to-q comparison and (iii) other costs increases that are being addressed
Continuous progress in the exploration and development of the unconventional oil & gas potential
Successful reinstatement of the company in the financial markets
Significant additional milestones achieved after close of quarter:
o25 year extension of concessions in Santa Cruz province (approx. 15% of P1 renewed)
oAdditional ARS 2.75bn bond issuances in local market
oAdditional 3% price increase at the pump
oEnd to the change of control clause on USD 500 million debt facility

Questions and Answers

3rd Quarter 2012 Earnings Webcast
Questions and Answers

Back Cover

3rd Quarter 2012 Earnings Webcast
November 7, 2012

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2012	By:	/s/ Gabriel E. Abalos

	Name:	Gabriel E. Abalos
	Title:	Market Relations Officer